September 29, 2006
VIA EDGAR CORRESPONDENCE
Mr. Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.
20549
Dear Mr. Moffatt:

Re:	Nortel Networks Limited Form 10-K for Fiscal Year Ended December 31, 2005 Filed May 1, 2006 (“2005 Form 10-K”)

Forms 10-Q for Fiscal Quarters Ended June 30, 2006 File No. 0-30758

     We refer to the comment letter dated September 1, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the 2005 Form 10-K and the First and Second Quarter 2006 Form 10-Qs filed by Nortel (the “September 2006 Comment Letter”), the teleconference with the Staff on September 8, 2006, wherein Nortel requested an extension of time to respond to the September 2006 Comment Letter, and the voicemail from the Staff to Anna Ventresca of Nortel on September 8, 2006 granting Nortel additional time until September 30, 2006 to respond to the September 2006 Comment Letter.
     The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the September 2006 Comment Letter. Nortel will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all amounts are in U.S. dollars.
Paul Karr
Controller
Nortel
195 The West Mall, Toronto, Ontario, Canada M9C 5K1   T 905.863.7253   F 905.863.1933
pkarr@nortel.com

Form 10-K for Fiscal Year Ended December 31, 2005
Application of Critical Accounting Policies and Estimates, page 103
Goodwill Valuation, page 109
1.	We refer to your discussion of the Enterprise Networks business segment and its potential for future impairment. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units within the Enterprise Networks segment and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

Please be advised that in accordance with paragraph 30 of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and Emerging Issues Task Force (“EITF”) Abstract D-101, “Other Technical Matters: Clarification of Reporting Unit Guidance in paragraph 30 of FASB Statement No. 142”, Nortel concluded that its goodwill reporting units are at the reportable segment level, except for PEC Solutions, Inc. (now Nortel Government Solutions Incorporated) (“PEC”).

In accordance with paragraph 30 of SFAS 142, and considering the guidance provided in EITF Abstract D-101, all components of the Enterprise Networks segment were reviewed to determine if:
1.	the component constitutes a business

2.	discrete financial information is available for the component

3.	segment management regularly reviews the operating results of the component
Within the Enterprise Networks segment, Nortel concluded that PEC was a separate reporting unit. PEC is unique because it is operated and managed autonomously from other Nortel operations, as discussed in Note 10. As evidenced by its autonomy, Nortel concluded that PEC was a business for which discrete financial information was available and reviewed regularly by Enterprise Networks segment management.

Nortel’s products are categorized into portfolios of similar products. Groups of related portfolios form operating segments. Financial information for these groups of product portfolios exists in varying forms from operating margins to some level of an allocated profit and loss statement. Apart from PEC, none of the product portfolios that existed one level below the Enterprise Networks segment level were deemed to be separate reporting units. Though discrete financial information existed for the product portfolios and that information was regularly reviewed by segment management, none of the product portfolios were deemed to constitute a business. EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”), defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors” consisting of “(a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues”. The product portfolios share manufacturing and R&D activities, shared services and allocated costs and are frequently part of an end to end solution that is often bundled. Nortel’s R&D personnel are dedicated to the operating segment and resources are shifted between product portfolios depending on the focus as defined at the operating segment level. Similarly, the sales functions are regionally based and support a wide range of products that cross several portfolios. Other support functions such as finance, human resources, marketing and legal each function at a segment or corporate level. A majority of the long-lived assets employed are also managed at a corporate level and not dedicated to a single product portfolio. Therefore, the separate product portfolios within Enterprise Networks do not have the self sustaining ability to operate apart from the remaining portfolios in the segment. As such, Nortel concluded that its goodwill reporting units were at the segment level, except for PEC.

In accordance with paragraph 34 of SFAS 142, both of the reporting units tested for goodwill impairment within the Enterprise Networks segment (Enterprise Networks and PEC) were assigned goodwill in a reasonable, supportable and consistent manner. Please be advised that Nortel acquired PEC during 2005 and recorded goodwill as a result of the purchase business combination. As discussed above, PEC is a separate reporting unit. In accordance with paragraph 34 of SFAS 142, Nortel considered whether goodwill arising from the acquisition of PEC should be allocated to other reporting units expected to benefit from the acquisition. Specifically Nortel considered whether goodwill should be allocated to the reporting unit comprising the remainder of the Enterprise Networks segment, which contained Nortel Government

Solutions (“NGS”), a product portfolio marketed to governmental entities. However, based primarily on the materiality of NGS relative to both PEC and the other reporting unit comprising the Enterprise Networks segment, all goodwill arising from the acquisition was allocated to the PEC reporting unit. Nortel also acquired LG Electronic Inc.’s telecommunications infrastructure business (“LG”) in 2005 and recorded goodwill as a result. Goodwill arising from the acquisition of LG was allocated to various reporting units, including Enterprise Networks, in accordance with paragraphs 34 and 35 based on the “fair value of the acquired business to be included in a reporting unit”. All goodwill previously allocated to Enterprise Networks continued to be allocated to that reporting unit.
2. Significant accounting policies, page 124
(k) Inventories, page 128
2.	We note that your inventory includes certain direct and incremental deferred costs associated with arrangements where title and risk of loss was transferred to customers but revenue was deferred due to other revenue recognition criteria not being met. Tell us why you believe the inclusion of these deferred costs within inventory is appropriate and refer to your basis in the accounting literature.

Please be advised that the deferred costs included in inventory relate substantially to multiple-element arrangements where Nortel has applied the separation criteria set forth in FASB EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”) to non-software and software/software-related elements, respectively, to determine whether the various elements under these arrangements should be treated as separate units of accounting. For certain of Nortel’s multiple-element arrangements involving customized elements where certain elements remained undelivered at the reporting date, Nortel determined in a number of cases that the undelivered elements could not be treated as separate units of accounting because fair value could not be established. Accordingly, Nortel defers the revenue and related costs until such time as fair value of the undelivered elements can be established or all remaining elements have been delivered.

Nortel believes that the direct and incremental costs deferred under these arrangements are similar to inventory that is awaiting sale to the customer. The inventory relates to sale transactions which are not complete, and like work in process, are appropriately reflected as inventory. Once the revenue recognition criteria for the multiple-element arrangement are satisfied, the related costs are relieved from inventory into cost of revenues at the same time that the related revenue is recognized. In including these costs within inventory, Nortel considered FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins” (“ARB No. 43”), which provides guidance that the term inventory designates items of tangible property which are held for sale in the ordinary course of business. ARB No. 43 also provides guidance that in accounting for goods in inventory at any point in time “the major objective is the matching of appropriate costs against revenues in order that there may be a proper determination of the realized income”. Including these costs in inventory until the associated revenue is recognized is consistent with the matching objective outlined in ARB No. 43.

Nortel acknowledges that the direct and incremental deferred costs included in inventory relate to inventory that is not physically held by Nortel (that is, where title and risk of loss was transferred to customers) and has disclosed this in its Notes to the Consolidated Financial Statements and its Management’s Discussion and Analysis of Financial Condition and Results of Operations.
4. Restatement of previously issued financial statements, page 135
Other revenue recognition adjustments, page 141
3.	Tell us in more detail what adjustments are included in other revenue and cost of revenue adjustments. Please quantify each type of adjustment.

Please be advised that the table below is a breakdown of amounts included in other revenue and cost of revenue adjustments for the fiscal years ended December 31, 2004 and 2003. The table is followed by a description of the adjustments.

	Revenues		Cost of Revenues
Millions of dollars	2004	2003	2004	2003

Other revenue recognition adjustments:
Definition of arrangements	($12)	($6)	($7)	$1
Standard to actual adjustments	—	—	9	24
EITF 02-16 - Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor	—	—	(3)	—
Other	(4)	(4)	(10)	1

Impact of other revenue recognition adjustments	(16)	(10)	(11)	26

Definition of arrangements

As part of Nortel’s contract review, in conjunction with the Third Restatement, Nortel identified errors relating to the definition of the arrangement. Nortel defines an arrangement as the level at which the overall and complete negotiated agreement between the parties was reached. This definition is based on footnote 3 of SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” as well as other related guidance in SOP 97-2. The arrangement may be a single contract, a combination of contracts, or include obligations stemming from publicized marketing programs or implicit commitments. Arrangements include all items explicitly included in the contract(s) and all obligations implicitly included based on Nortel standard business practice, marketing incentives or other implicit obligations. A side agreement may also be considered part of an overall arrangement.

In documenting the determination of the arrangement for each contract included in the review, Nortel considered the definition above along with the combining criteria per SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), paragraph 37, and Technical Practice Aid 5100.39, “Software Revenue Recognition for Multiple-Element Arrangements”.

Nortel has generally considered the quote or proposal for a customer project to be the profit center in its customer arrangements since it is commonly at the quote or proposal level that the project has been defined and negotiated. In the absence of a quote, the purchase order (“PO”) has generally been considered the profit center. The application of accounting policy with respect to defining the arrangement was reviewed as part of the contract review process in connection with the Third Restatement and errors were noted in determining the arrangement at the correct level. Nortel reviewed factors that indicated that a group of POs should be combined into a single arrangement and in certain cases it was determined that multiple POs were contractually linked and therefore should have been combined into a single arrangement. In addition, Nortel identified arrangements where multiple POs had been combined into one arrangement but should have been separated by PO. In correcting for these errors, the timing of revenue recognition was affected by the change in arrangement definition. With the change in arrangement definition, the list of deliverables specific to the arrangements had changed therefore affecting whether the arrangement should be governed by SOP 81-1, SOP 97-2, or EITF 00-21. Accordingly, adjustments were made.

Standard to actual cost adjustments

The deferred costs included in inventory relate substantially to multiple-element arrangements where Nortel has applied the separation criteria set forth in EITF 00-21 and SOP 97-2. For certain of Nortel’s multiple-element arrangements involving customized elements where certain elements remained undelivered, Nortel frequently determined that the undelivered elements could not be treated as separate units of accounting because fair value could not be established. Accordingly, Nortel deferred the revenue and related costs until such time as the revenue recognition criteria were met. Initially, these deferrals were recorded using Nortel’s standard inventory costs, and not actual costs. Because there was a positive variance between standard and actual costs, Nortel determined that deferring costs at standard had resulted in an overstatement of inventory and an understatement of cost of revenue as it did not properly match actual costs to the revenue deferred. Therefore, Nortel made standard to actual adjustments for deferred costs to correctly value the inventory and properly match revenues and costs.

In addition, Nortel recorded an adjustment to cost of revenues to correct for an error in standard inventory costing related to a systems issue where the standard costs had not been updated in a timely manner.

EITF 02-16

This adjustment corrected the accounting treatment for the receipt of free equipment in accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). Nortel signed an Original Equipment Manufacturer agreement in June 2004. The agreement provided for $15 million of free equipment if Nortel reached a $40 million purchase commitment by June 30, 2006. Delivery of the free equipment commenced prior to the purchase of any equipment. Nortel reached its purchase commitment in March 2005. Originally, Nortel expensed the $40 million of purchased equipment as it deployed the equipment to its customers, however, Nortel did not record a transaction for the $15 million in free equipment received. In accordance with EITF 02-16, the $15 million should be treated as a purchase discount to be spread ratably over the $55 million of equipment purchases ($40 million of purchased equipment to earn the free equipment plus $15 million of free equipment earned). Nortel made adjustments to record the purchase discounts in the appropriate periods.

Other

Nortel made other adjustments impacting revenues and cost of revenues relating to the improper treatment of non-cash incentives, and calculation errors related to the application of SOP 81-1. In addition, Nortel made other corrections effecting cost of revenues including errors in the consolidation of a joint venture in Asia due to the incorrect elimination of intercompany profits, and a processing error related to the reversal of a journal entry in 2004.

8. Income taxes, page 155
4.	We note your “other deductions” adjustment of $495 million for the fiscal year ended December 31, 2005 explaining the details of the movement in your valuation allowance. We also note your footnote description that other adjustments represent “the net impacts of foreign exchange, deferred tax assets that expired during the period, tax rate changes, and tax return and other adjustments.” Please quantify and explain in detail each addition and deduction that makes up $495 million for the year ended December 31, 2005.

Please be advised that in accordance with paragraph 43 of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”), we disclosed in the 2005 Form 10-K the net change during 2005 in the total valuation allowance.

The table below quantifies the components of the $523 million of “other deductions”. Following the table is a description of each component.

Description of other (additions)/deductions	Millions of dollars

Foreign Exchange Translation	$153
Expiring Deferred Tax Assets	$ 70
Tax Return and Tax Audit Adjustments	$255
PEC Acquisition	$ 23
Other Items	$ 22

Total	$523

Foreign exchange translation

Foreign deferred tax assets and their corresponding valuation allowances were translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Translation adjustments were classified as a component of other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Substantially all of the referenced $153 million translation adjustment relates to translation adjustments from Euro, British Pounds and Canadian Dollars into U.S. Dollars.

During 2005, the U.S. Dollar exchange rate increased relative to the Euro and British Pound, but the U.S. Dollar decreased relative to the Canadian Dollar. The U.K., U.S., Canada and France collectively represent greater than 90% of Nortel’s valuation allowance.

Expiring deferred tax assets

The $70 million includes $65 million of tax credits (generated in 1995) in Canada and $5 million of expired operating losses in Columbia. The expired Canadian tax credits may be reinstated in the future through the implementation of tax planning strategies and/or the filing of amended tax returns.

Tax return and tax audit adjustments

$255 million of differences between tax provision calculations and tax returns filed in Nortel’s various jurisdictions were recorded to Nortel’s deferred tax asset in accordance with SFAS 109 with an offset to the valuation allowance. The respective tax filings generally take place from six to nine months following the close of a calendar year. However, Nortel also filed many amended tax returns during the year to reflect changes from previous restatements including the impact of the Advance Pricing Arrangement (“APA”) discussed below.

As disclosed in Note 8 to the financial statements, based on new information received during 2005, Nortel released a liability which had previously been established to reflect the tax effects of Nortel’s APA being retroactively applied to the year 2000.

The release of this liability also caused a reduction in Nortel’s valuation allowance (and corresponding deferred tax asset), which had been established to reflect the retroactive rollback of the APA to 2000. In other words, the APA application to 2000 would have reallocated (income)/losses between various jurisdictions. The liability was set up to provide for the expected tax expense in certain taxable jurisdictions, while certain jurisdictions adjusted the level of their deferred tax asset to the level expected to be realized in the event of a rollback of the APA to 2000. The liability was released as Nortel no longer expects the retroactive application of the APA to 2000, and, as such, the deferred tax asset and valuation allowance have also been adjusted to reflect this conclusion.

Of this amount, $215 million relates to U.S. filings, $15 million relates to Canadian filings and the remaining $25 million is comprised of smaller adjustments in a variety of jurisdictions.

PEC acquisition

Pursuant to paragraph 266 of SFAS 109, a deferred tax asset is recognized for deductible temporary differences or carry forwards of either combining enterprise based on an assessment of the combined enterprise’s past and expected future results of operations as of the acquisition date.

Nortel had elected to include the results of PEC in its consolidated tax filings for the U.S. As such, Nortel released $23 million of valuation allowance to reflect the expected tax benefits resulting from the PEC acquisition.

Other items

The $22 million of other relates primarily to the reclassification of items from discontinued operations to continuing operations, as well as a reclassification between deferred tax asset and valuation allowance. Neither reclassification was considered material.

5.	We note that in 2002 you filed an Advance Pricing Arrangement (APA) requests with the taxation authorities of U.S., Canada, and the United Kingdom. The APA requests are currently under consideration but the tax authorities have not begun to negotiate the terms of the arrangements. However you have applied the transfer pricing methodology proposed in the APA requests in preparing your tax returns and accounts beginning in 2001. Given that the tax authorities have not begun to negotiate the terms of the arrangements, tell us your basis for applying the proposed APA methodology.

Please be advised that the Organization for Economic Co-operations and Development and the United States Internal Revenue Code Section 482 list the approved methods that taxpayers must utilize to determine the arm’s length nature of the price paid in a controlled transfer of both tangible and intangible property. Nortel believes it should apply its transfer pricing methodology based on its APA submission based on the following factors: (a) the transfer pricing methodology in Nortel’s APA application has been developed by some of the world’s leading economists and Nortel believes is consistent with the transfer pricing principles and approved methods discussed above; (b) Nortel has a history of completing APAs with these tax authorities; (c) the tax authorities have indicated to Nortel that they intend to complete the APA; and (d) Nortel believes each tax authority has indicated that Nortel’s proposed transfer pricing methodology is an acceptable methodology. As Nortel is not a party to the APA negotiations, Nortel cannot control amendments to the transfer pricing methodology ultimately negotiated.

Please note that on July 10 and 11, 2006 all three Competent Authorities met to discuss Nortel’s transfer pricing methodology in the normal process of concluding the APA application. A subsequent Competent Authority meeting was held on September 27, 2006. Nortel has also discussed its proposed APA with each tax authority and has to date, complied with all information requests from the tax authorities in connection with the APA application.

10. Acquisition, divestitures and closures, page 163
Nortel Networks Germany and Nortel Networks France, page 165
6.	We note your reference to a valuation report completed by a third party appraiser. While you are not required to make reference to this third party appraiser, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the third party appraiser, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Please be advised that Nortel will revise its disclosure in future filings to explain the method and assumptions used by management to determine the valuation of its acquisitions. Nortel will not include a reference to third party appraisers in future filings.
Directory and operator services business, page 167
7.	We note on August 2, 2004, you completed the contribution of certain fixed assets, intangible assets including customer contracts, software and other licenses and liabilities of your directory and operator services business to VoltDelta Resources LLC, a wholly owned subsidiary of Volt Information Sciences, Inc., in return for a 24% interest in VoltDelta which was valued at $57 million. Tell us in detail how you valued the 24% interest in VoltDelta. Refer to your basis in accounting literature.

Please be advised that the value of Nortel’s 24% interest in VoltDelta Resources, LLC (“VoltDelta”) was determined using a discounted cash flow (“DCF”) methodology. VoltDelta was a private entity that was newly formed in connection with the referenced transaction. Nortel assessed various potential methods to value its investment in VoltDelta and considered the guidance in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” and FASB Concept Statement 7, “Using Cash Flow Information and Present Value in Accounting Measurements”. As a newly formed entity, no arm’s length comparator transactions or other suitable marketplace data related to the value of VoltDelta existing upon its formation. Other factors that Nortel believed supported the use of a DCF methodology included:

•	the fact that significant synergies were expected to be realized upon formation of VoltDelta. Accordingly, pro forma historical results were not considered indicative of future earnings expectations; and

•	the arrangement was conducive to a DCF analysis, in particular the manner in which future cash flows were to be distributed to Nortel and Volt, which was to result in the semi-annual distribution of excess cashflows from the operations of VoltDelta.
Nortel calculated the net present value of VoltDelta’s available cash flows and the terminal value at discount rates ranging from 16% to 18% to arrive at an enterprise value range of $252.1 million to $279.4 million. The discount rate range was selected based on a number of factors including the estimated cost of equity and weighted cost of capital of comparator companies, expected synergies in the integration of the two businesses, improvements expected in revenues and earnings, the strengths and challenges of VoltDelta relatively low tangible asset backing, and general industry and economic trends and conditions. A 10% discount was then applied to the enterprise value range to compensate for a lack of marketability associated with holding a minority interest. The minority interest discount took into consideration various studies on minority interest discounts, as well as other factors including control over business operations, transfer restrictions, tag along rights, size of the shareholding, the fact Nortel is the only minority shareholder, and the expected declaration of semi-annual dividends expected to be distributed. Nortel’s 24% pro rata share of the resulting discounted values ranged from approximately $54 million to $60 million. The mid-point, $57 million, was selected as the best estimate of fair value.

15. Financing arrangements and variable interest entities, page 177
Customer financing, page 177
8.	We note on December 23, 2004 a customer financing arrangement was restructured. The notes receivable and other accounts receivable that were restructured had a net carrying amount of $12 million, net of provisions for doubtful accounts of $182 million. The restructured notes were valued at $100 million as of December 31, 2004 and a gain of $88 million was recorded in the fourth quarter of 2004. Please provide us with more details of this restructured financing arrangement and tell us why you believe your accounting is appropriate.

Please be advised that on December 23, 2004, Nortel and Global Village Telecom Ltda. (“GVT”) restructured an existing financing arrangement dated October 31, 2000. The restructured arrangement legally relieved Nortel of its obligations and commitments to provide additional funding or financing to GVT and gave Nortel warrants to purchase shares of common stock of GVT.

Historically, Nortel accounted for the GVT notes in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”). On January 15, 2005, Nortel agreed in principle to sell the restructured GVT notes and related warrants to Deutsche Bank for $100 million, which was at a price significantly in excess of the notes’ carrying value. On February 18, 2005, the sale was consummated under terms consistent with those agreed to on January 15, 2005.

Nortel concluded that the sale price of the notes provided the best evidence of fair value at December 31, 2004. Nortel considered the sale evidence a type 1 subsequent event, as described in Statement of Auditing Standard (“SAS”) No. 1 (“SAS 1”), Section 560, paragraph 3, which states:
03 The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.
Nortel determined that no significant events occurred between December 31, 2004 and the date of purchase on January 15, 2005 that would have influenced or affected the eventual purchase price. Therefore, the valuation allowance was adjusted to reflect the increase in value in accordance with SFAS 114 paragraph 16, which states:
Subsequent to the initial measurement of impairment, if there is a significant change (increase or decrease) in the amount or timing of an impaired loan’s expected future cash flows, or if actual cash flows are significantly different from the cash flows previously projected, a creditor shall recalculate the impairment by applying the procedures specified in paragraphs 12-15 and by adjusting the valuation allowance. Similarly, a creditor that measures impairment based on the observable market price of an impaired loan or the fair value of the collateral of an impaired collateral-dependent loan shall adjust the valuation allowance if there is a significant change (increase or decrease) in either of those bases. However, the net carrying amount of the loan shall at no time exceed the recorded investment in the loan. (Emphasis added)
Forms 10-Q for the fiscal quarters ended June 30, 2006
Condensed Consolidated Balance Sheets, page 2
9.	Please tell us in detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable in future years.

Please be advised that in accordance with paragraph 20 of SFAS 109, Nortel reviews all available positive and negative evidence on a quarterly basis to evaluate the recoverability of the deferred tax assets, including information about the current and preceding years as well as all information available regarding future years. Nortel performed this review at both a consolidated and taxable entity level, for key jurisdictions (i.e. approximately 93% of Nortel’s gross deferred tax asset is held in Canada, U.S., U.K. and France). During this review, Nortel considers the existence of positive and negative evidence including, but not limited to, the example items in paragraphs 23 and 24 of SFAS 109.
In identifying and reviewing the negative evidence, Nortel considers whether there is a history of expiring operating losses and tax credits. Nortel reviews the carry-forward periods attributable to deferred tax assets and assesses the likelihood of expiration. Included in this review is an analysis of possible tax planning strategies (pursuant to paragraph 22 of SFAS 109) that, if needed, could prevent an operating loss or tax credit from expiring unused. Nortel also reviews the nature of the losses in the current and prior year, which gave rise to the future deductible amounts.

In identifying and reviewing the positive evidence, Nortel considers the history of Nortel generating taxable income. This includes a review of the history in the significant tax jurisdictions. In accordance with paragraph 21 of SFAS 109, Nortel reviews future sources of taxable income, including an analysis of its projected taxable income.

During Nortel’s evaluation, specific consideration is given to paragraph 25 of SFAS 109, which requires that the weight given to positive and negative evidence be commensurate with the extent to which it can be objectively verified.

The following items are specifically analyzed with respect to each key jurisdiction:
•	cumulative losses / (profit) in recent years. Analysis includes most recent 12 quarters of earnings;

•	a history of operating loss or credit carry forwards expiring unused;

•	whether the carry-forward period is a limiting factor in Nortel’s ability to realize deferred tax asset;

•	a strong history of earnings, exclusive of the losses that created the deferred tax assets;

•	tax planning strategies that could prevent a tax attribute from expiring unused; and

•	future income projections relative to the deferred tax asset.

The following is a summary of the positive and negative evidence as at June 30, 2006:
1)	As indicated in Note 8 to the Consolidated Financial Statements in the 2005 Form 10-K, approximately 81% of Nortel’s net operating losses and 39% of Nortel’s tax credits do not commence to expire until 2012 (these percentages do not consider planning strategies which Nortel believes could further potentially extend the carry-forward period of Canadian investment tax credits and operating losses). Nortel determined given the number of years remaining that the carry-forward periods are not a significant limiting factor in the realization of the deferred tax assets for any of Nortel’s key jurisdictions.

2)	A review of the tax history of the material tax jurisdictions and Nortel’s prior use of tax losses or credits resulted in the conclusion that Nortel does not have a history of losses or tax credits expiring in any of its key jurisdictions, other than certain minor amounts in Canada. Nortel’s loss carry forwards and credit carry forwards are not at risk of expiring. This is an important piece of evidence as approximately 72% of Nortel’s gross deferred tax asset relates to loss carry forwards and credits.

3)	Nortel has had significant cumulative income in its key jurisdictions during the most recent 10 years excluding the losses generated in 2001 and 2002. Nortel considers this positive evidence very significant because it demonstrates that historically Nortel has been able to generate taxable income much more frequently than not. The 2001 and 2002 years (years where the majority of the deferred tax assets were created) were anomalies and were indicative of overall market conditions in the telecommunications industry. As the applicable carry-forward periods are quite long (as outlined in Note 8), Nortel attaches relatively more weight to the extended period of historical taxable income than to the recent period of tax losses.

4)	Nortel does have a portion of loss carry forwards and investment tax credits in Canada that are scheduled to expire within the next several years. However, there are actions that can be taken that will allow Nortel to extend the carry-forward periods of the loss carry forwards and investment tax credits (by not claiming discretionary R&D expenditures and creating taxable income; i.e. the unclaimed R&D expenditures can then be carried forward indefinitely).

5)	Future income projections support the deferred income tax asset on a jurisdictional basis. In preparing its projections of taxable income, Nortel acknowledges that the weight that is to be given to this positive evidence depends on the extent to which it can be objectively verified.
Nortel performs a supplemental “no growth” analysis that holds revenues constant throughout the projected period. This analysis is performed on a jurisdictional basis by allocating projected earnings based on recent historical results as allocated pursuant to Nortel’s transfer pricing methodology. This analysis supports Nortel’s conclusion that the recorded net deferred tax asset is more likely than not to be realized.

In summary, there is positive evidence in the form of lengthy carry-forward periods including the ability to extend the carry-forward periods primarily as a result of various Canadian tax planning strategies, a long history of strong taxable income, and a projection of future earnings. Relatively more weight was placed on the lengthy carry-forward periods coupled with the extended history of taxable income than the projection of future earnings.

However, primarily as a result of the cumulative losses in some of its material jurisdictions in recent years, Nortel concluded that it was more likely than not that the deferred tax assets in its key jurisdictions were not fully realizable and that there was an impairment of the gross deferred tax asset. As a result, a valuation allowance was required for a portion of the deferred tax assets to bring such assets to the level “more likely than not” to be realized in future years.
3. Restatement of previously issued financial statements, page 6
Adjustments, page 7
10.	Please explain in detail the $13 million of foreign exchange adjustments for the six months ended June 30, 2005.

Please be advised that the following table is a breakdown of restatement adjustments relating to foreign exchange for the six months ended June 30, 2005. The table is followed by a description of each group of adjustments.

	Three	Three	Six
	months ended	months ended	months ended
Millions of dollars	March 31, 2005	June 30, 2005	June 30, 2005

Correction of foreign currency transaction gain error	$—	$(6)	$(6)
Correction of accounts payable system error	(2)	—	(2)
Transaction gains / losses resulting from restatement items	1	(1)	—
Other	1	(2)	(1)

Adjustments relating to foreign currency transaction gains / losses	$—	$(9)	$(9)
Gains / losses on remeasurement of restatement items	(2)	(2)	(4)

Total Foreign Exchange Adjustments	$(2)	$(11)	$(13)

Correction of foreign currency transaction gain error
During the third quarter of 2005, Nortel determined that foreign currency transaction gains in the second quarter of 2005 on certain U.S. dollar denominated balances held in a Canadian dollar functional currency entity had been incorrectly recorded in Other Liabilities on the Consolidated Balance Sheet. In accordance with SFAS 52, paragraph 15, the foreign currency transaction gains should have been included in determining net income for the second quarter. In the third quarter of 2005, Nortel recorded a correcting entry to reclassify the immaterial foreign currency transaction gain from the Consolidated Balance Sheet to the Consolidated Statement of Operations. As part of the restatement exercise, Nortel recorded an adjustment to reverse the correcting entry booked in the third quarter of 2005 and recorded the foreign currency transaction gains into the second quarter of 2005.
Correction of accounts payable system error
During the third quarter of 2005, Nortel determined that an automated process within the accounts payable system in Nortel’s Canadian operations had failed to record foreign currency transaction gains and losses for the first two quarters of 2005 in accordance with SFAS 52, paragraph 15. In the third quarter of 2005, Nortel booked a correcting entry to record the immaterial year-to-date foreign currency transactions gains and losses that should have been included in determining net income for the first two quarters of 2005, in accordance with paragraph 15 of SFAS 52. As part of the restatement, Nortel recorded an adjustment to reverse the correcting entry booked in the third quarter of 2005 and recorded the foreign currency transaction gains and losses in the first and second quarters of 2005.
Transactions gains / losses resulting from restatement items
Certain entries recorded as part of the restatement resulted in the recording of foreign currency transaction gains and losses. Restatement entries within certain Nortel entities that resulted in changes to balances denominated in a currency other than the entity’s functional currency generated foreign currency transaction gains and losses that were included in the determination of net income in accordance with SFAS 52, paragraph 15.
Gains / losses on remeasurement of restatement items
Certain Nortel entities, particularly in the regions of Asia and the Caribbean and Latin America, do not maintain their books of record in their functional currency, which is the U.S. dollar. This situation is contemplated in SFAS 52 and is discussed in detail in Appendix B, paragraph 47, which provides guidance that if an entity’s books of record are not maintained in its functional currency, then it is necessary to recognize in income the exchange gains and losses from remeasurement of monetary assets and liabilities that are not denominated in the functional currency of the entity. During the restatement, adjustments were recorded in the first and second quarters of 2005 that resulted in changes to the assets and liabilities of these entities, and as a result, exchange gains and losses in accordance with Appendix B of SFAS 52 were recorded in income.

16 Capital stock and stock-based compensation plans, page 32
Stock options, page 32
11.	For your different employee stock-based compensation awards, specifically your SARs, RSUs, PSU’s and DSUs, tell us and disclose whether these awards are classified as equity or liabilities. Provide separate disclosure for awards that are classified as equity and those classified as liabilities in accordance with paragraph A240(f) of SFAS 123(R). In addition, please tell us your reason for classifying an award as equity versus a liability.

Please be advised that Nortel has outstanding certain equity share options (“Options”) and share units (“RSUs”, “PSUs” or “DSUs”). These share-based payment awards became subject to the classification guidance in SFAS 123(R), “Share-Based Payment”
(“SFAS 123(R)”) upon adoption of that standard on January 1, 2006. Paragraphs 28-35 of SFAS 123(R) provide guidance for classifying awards as liabilities.

Options, RSUs and PSUs

All outstanding Options, RSUs and PSUs are classified as equity. Paragraph 32 of SFAS 123(R) indicates that a share option or similar instrument should be accounted for as a liability if “(a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets”. Paragraph 35 of SFAS 123(R) indicates that a provision providing for the indirect repurchase of shares to satisfy the employer’s minimum statutory tax withholding requirements does not, by itself, result in liability classification of an award.

Other than provisions related to the indirect repurchase of shares in order to satisfy minimum statutory tax withholdings, outstanding Options, RSUs and PSUs and related documents do not include any provisions which would require their settlement for cash or other assets. The governing documents do generally permit Nortel to elect cash settlement of the award at its sole discretion; however, Nortel believes the written terms of the plan are representative of the substantive plan and that it has the ability to deliver registered shares in order to settle the instruments.

Nortel will clarify the equity classification of the awards in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

DSUs

Nortel has two plans under which Nortel may issue DSUs, namely, the Nortel Networks Corporation Directors’ Deferred Share Compensation Plan and the Nortel Networks Limited Directors’ Deferred Share Compensation Plan. Under these plans, non-employee directors can elect to receive all or a portion of their compensation as DSUs instead of cash. Each DSU entitles the holder to receive one common share purchased on the open market. DSUs have been accounted for as liability awards under paragraphs 28-35 of
SFAS 123(R) as they may be settled in cash or shares, at the discretion of the non-employee director. Separate disclosure of the DSU liability awards was not made due to the immaterial amount expensed during the quarter and six month period ended June 30, 2006. Nortel will continuously monitor the materiality of the DSU expense in future periods when determining whether further disclosure is warranted.

SARs

No SARs were outstanding during the periods ended June 30, 2006 or December 31, 2005.
Application of Critical Accounting Policies and Estimates, page 75
Goodwill Valuation, page 78
12.	Given the change in your reportable segments per page 15, tell us and disclose how your reporting units have changed for purposes of goodwill impairment testing. Please explain your reasons for changing or not changing your reporting units referring to your basis in accounting literature.

Please be advised that prior to the change in Nortel’s reportable segments as described in “Business Overview – Our Segments”, Nortel concluded that goodwill should be evaluated at the operating segment level. As part of the change in Nortel’s reportable segments, Nortel combined a portion of its existing Enterprise Networks product portfolio and products related to its previous acquisition, PEC, to form a new operating segment, known as NGS. Note that this operating segment has not been a reportable segment as it has not met the quantitative thresholds prescribed under paragraph 18 of SFAS 130. Due to the referenced change in operating segments, an evaluation of the reporting units was performed.

In accordance with paragraph 30 of SFAS 142, and considering the guidance provided in EITF Abstract D-101, all components were reviewed to determine if:
1.	the component constitutes a business

2.	discrete financial information is available for the component

3.	segment management regularly reviews the operating results of the component
As discussed in the response to Question 1 above, PEC continues to be unique in its requirement to be operated and managed autonomously from other Nortel operations, including from the NGS business now included in the new operating segment. As a result, PEC represents a component that constitutes a business within the NGS operating segment for which discrete financial information is available that is regularly reviewed by segment management. However, in accordance with paragraph 30 of SFAS 142, Nortel has concluded that PEC has similar economic characteristics with the remaining component within NGS based on similar markets and customers and therefore the components have been aggregated such that the reporting unit is at the operating segment level.

A number of product portfolios related to Enterprise Solutions and Packet Networks (“ESPN”) and Mobility and Converged Core Networks (“MCCN”) continued to be identified one level below the operating segments level for which discrete financial information existed that is regularly reviewed by segment management. None of the product portfolios that existed one level below the segment level were deemed to be separate reporting units. EITF 98-3 defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors” consisting of “(a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues”. The product portfolio share manufacturing and R&D activities, shared services and allocated costs. Refer to the response to Question 1 above for further details regarding shared services. Furthermore, the product portfolios of ESPN are frequently part of an end to end solution that is often bundled. Therefore, the separate product portfolios within

ESPN and MCCN do not have the self-sustaining ability to operate apart from the remaining portfolios in the segment. Nortel concluded that its goodwill reporting units continue to be at the operating segment level and therefore the reporting units for purposes of goodwill impairment testing are ESPN, MCCN and NGS.

Nortel has included additional disclosure about the effect of its reporting segment change on its reporting units for goodwill impairment testing in “Goodwill Valuation” in “Application of Critical Accounting Policies” in Item 2 of the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006.
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           Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please contact the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,

/s/ Paul Karr

Paul Karr
Controller
Nortel Networks Limited
PK/cmk

cc:	Inessa Berenbaum, Senior Staff Accountant, SEC Peter Currie, Executive Vice-President and Chief Financial Officer, Nortel